February 17, 2009

Mail Room 4561

A. Neil Pappalardo
Charman and CEO
Medical Information Technology, Inc.
Meditech Circle
Westwood, MA 02090

> **Re:**   **Item 4.02 Form 8-K**
>   **Filed on February 6, 2009**
>   **File No. 0-28092**

Dear Mr. Pappalardo,

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kari Jin
Staff Accountant